Orient-Express Hotels Ltd.

22 Victoria Street
Hamilton HM 12, Bermuda

April 10, 2009

VIA EDGAR

Tom Kluck

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orient-Express Hotels Ltd.
Registration Statement on Form S-3 Filed March 31, 2009
File No. 333-158308

Dear Mr. Kluck:

The undersigned, Orient-Express Hotels Ltd. (the “Company”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 12:01 p.m. EST time on Monday, April 13, 2009 or as soon as thereafter as practicable.

Management of the Company is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

In addition, we acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORIENT-EXPRESS HOTELS LTD.

By:	/s/ Edwin S. Hetherington
Name:	Edwin S. Hetherington
Title:	Vice President, General Counsel and Secretary